Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2022 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the six months ended June 30, 2022 and 2021:

Details	2022	2021
Revenues	100%	100%
Cost of Revenues	74.4	79.8
Gross profit	25.6	20.2
Research and Development expense	4.8	5.8
Marketing, general and administrative expense	5.0	5.0
Operating profit	15.8	9.4
Financing and other expense, net	(1.2)	(1.2)
Profit before income tax	14.6	8.2
Income tax benefit (expense), net	(1.2)	0.5
Net profit	13.4	8.7
Net income attributable to non-controlling interest	(0.2)	(0.4)
Net profit attributable to the company	13.2%	8.3%

The following table sets forth certain statement of operations data for the six months ended June 30, 2022 and 2021 (in thousands):

Details	2022	2021
Revenues	$847,300	$709,352
Cost of Revenues	630,229	565,783
Gross profit	217,071	143,569
Research and Development expense	40,799	41,424
Marketing, general and administrative expense	42,538	35,662
Operating profit	133,734	66,483
Financing and other expense, net	(10,295)	(8,326)
Profit before income tax	123,439	58,157
Income tax benefit (expense), net	(9,492)	3,674
Net profit	113,947	61,831
Net income attributable to non-controlling interest	(1,837)	(2,643)
Net profit attributable to the company	$112,110	$59,188

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Revenues

Revenues for the six months ended June 30, 2022 were $847.3 million, as compared to $709.4 million for the six months ended June 30, 2021. The $137.9 million revenue increase is attributed mainly to an increase in the quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories in Israel, USA & Japan during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, as well as to the increase in the average selling price per product we experienced.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2022 amounted to $630.2 million as compared to $565.8 million for the six months ended June 30, 2021. The $64.4 million increase in manufacturing cost is mainly due to the increased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above, which resulted in additional variable and other manufacturing cost.

Gross Profit

Gross profit for the six months ended June 30, 2022 amounted to $217.1 million as compared to $143.6 million for the six months ended June 30, 2021. The $73.5 million increase in gross profit resulted from the $137.9 million revenue increase, net of the $64.4 million increased cost of revenues, as described above.

Research and Development

Research and development expense for the six months ended June 30, 2022, amounted to $40.8 million, reflecting a $0.6 million cost reduction as compared to $41.4 million in the six months ended June 30, 2021.

Marketing, General and Administrative

Marketing, general and administrative expense for the six months ended June 30, 2022 amounted to $42.5 million, an increase of $6.8 million as compared to $35.7 million recorded in the six months ended June 30, 2021, both reflecting 5.0% of revenues.

Operating Profit

Operating profit for the six months ended June 30, 2022 amounted to $133.7 million as compared to $66.5 million for the six months ended June 30, 2021. The $67.2 million increase in operating profit resulted mainly from the $73.5 million increase in gross profit described above, offset by the $6.8 million increase in marketing, general and administrative expense described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Financing and other expense, net

Financing and other expense, net for the six months ended June 30, 2022 amounted to $10.3 million as compared to $8.3 million for the six months ended June 30, 2021.

Income Tax Benefit (Expense), Net

Income tax expense, net for the six months ended June 30, 2022 amounted to $9.5 million as compared to $3.7 million income tax benefit, net for the six months ended June 30, 2021. This difference resulted mainly from an income tax benefit recorded in the six months ended June 30, 2021 due to an expiration of a deferred tax liability recorded in prior years, offset by higher tax expenses recorded in the six months ended June 30, 2022 due to the higher profit before tax for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

Net Profit

Net profit for the six months ended June 30, 2022 amounted to $113.9 million as compared to a net profit of $61.8 million for the six months ended June 30, 2021. The increase in net profit in the amount of $52.1 million was mainly due to the increase in operating profit, offset by the increase in financing and other expense, net, and by the increase in tax expense, net, as described above.

Net Income Attributable to Non-Controlling Interest

Net income attributable to the non-controlling interest for the six months ended June 30, 2022 amounted to $1.8 million as compared to $2.6 million for the six months ended June 30, 2021.

Net Profit Attributable to the Company

Net profit attributable to the company for the six months ended June 30, 2022 amounted to $112.1 million as compared to a net profit of $59.2 million for the six months ended June 30, 2021. The increase in net profit attributable to the company in the amount of $52.9 million was mainly due to the increase in the net profit of $52.1 million and the decrease in net income attributable to non-controlling interest, of $0.8 million, as described above.

For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our annual consolidated financial statements as of December 31, 2021 and the risk factors section in ITEM 3D in our Form 20-F filed on April 29, 2022.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Impact of Currency Fluctuations

The Company currently operates in three different regions: The United States, Israel and Japan. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our operations in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2022, the USD appreciated against the NIS by 12.5%, as compared to 1.4% appreciation during the six months ended June 30, 2021.

The fluctuation of the USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of the USD against the NIS to the extent it relates to our non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the six months ended June 30, 2022, the USD appreciated against the JPY by 18.5%, as compared to 7.2% appreciation during the six months ended June 30, 2021. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2022, the Company had an aggregate amount of $211.2 million in cash and cash equivalents, as compared to $210.9 million as of December 31, 2021. The main cash activities during the six months ended June 30, 2022 were as follows: $274.7 million net cash provided by operating activities; $130.2 million invested in property and equipment, net; $94.7 million invested in short-term deposits, marketable securities and other assets, net; and $38.8 million repayment of debt, net.

Short-term and long-term debt presented in the balance sheet as of June 30, 2022 amounted to $79.5 million and $200.7 million, respectively, and included bank loans, debentures and leasing contract liabilities. As of June 30, 2022, the aggregate principal amount of debentures was $38.2 million, and their carrying amount in the balance sheet was $38.0 million, presented as a short-term liability.